Exhibit 23.2

Consent of Independent Registered

Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Paratek Pharmaceuticals, Inc. (formerly known as Transcept Pharmaceuticals, Inc.) of our report, which includes an explanatory paragraph related to Paratek Pharmaceuticals, Inc.’s ability to continue as a going concern, dated August 28, 2014, on our audits of the financial statements of Paratek Pharmaceuticals, Inc. as of December 31, 2013 and 2012 and for the years then ended, which report is included in the prospectus filed by Transcept Pharmaceuticals, Inc. with the U.S. Securities and Exchange Commission on October 2, 2014 pursuant to Rule 424(b) under the Securities Act of 1933, as amended. We also consent to the reference to our firm in the caption “Experts”.

/s/ CohnReznick LLP

Vienna, Virginia

January 9, 2015